

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 25, 2014

<u>Via E-mail</u>
Raymond R. Quirk
Chief Executive Officer
New Remy Corp.
601 Riverside Avenue
Jacksonville, FL 32204

> **Re: New Remy Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 14, 2014**
> **File No. 333-199291**

Dear Mr. Quirk:

We have reviewed your responses to the comments in our letter dated November 6, 2014 and have the following additional comment.

<u>Material U.S. Federal Income Tax Consequences of the Transactions, page 135</u>

<u>The Spin-off, page 135</u>

1. Please refer to the fifth paragraph. We note your disclosure that "[t]his summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular investor." Investors are entitled to rely on the opinions as expressed. Please revise this paragraph to remove the inappropriate limitation on reliance. For guidance, refer to Section III.D.1 of Staff Legal Bulletin No. 19.

Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: <u>Via E-mail</u>
        Robert S. Rachofsky
        Willkie Farr & Gallagher LLP